Exhibit 99.1

New Oriental Announces Results for the Second Fiscal Quarter Ended November 30, 2024

BEIJING, Jan. 21, 2025 /PRNewswire/ – New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU/ 9901.SEHK), a provider of private educational services in China, today announced its unaudited financial results for the second fiscal quarter ended November 30, 2024, which is the second quarter of New Oriental’s fiscal year 2025.

Financial Highlights for the Second Fiscal Quarter Ended November 30, 2024

•

Total net revenues increased by 19.4% year over year to US$1,038.6 million for the second fiscal quarter of 2025. Total net revenues, excluding revenues generated from East Buy private label products and livestreaming business, increased by 31.3% year over year to US$894.2 million for the second fiscal quarter of 2025.

•

Operating income decreased by 9.8% year over year to US$19.3 million for the second fiscal quarter of 2025. Operating income, excluding operating loss generated from East Buy private label products and livestreaming business, increased by 102.5% year over year to US$25.0 million for the second fiscal quarter of 2025.

•	Net income attributable to New Oriental increased by 6.2% year over year to US$31.9 million for the second fiscal quarter of 2025.

Key Financial Results

(in thousands US$, except per ADS(1) data)	2Q FY2025	2Q FY2024	% of change
Net revenues	1,038,636	869,600	19.4%
Operating income	19,255	21,342	-9.8%
Non-GAAP operating income (2)(3)	27,580	50,902	-45.8%
Net income attributable to New Oriental	31,931	30,066	6.2%
Non-GAAP net income attributable to New Oriental (2)(3)	35,541	50,158	-29.1%
Net income per ADS attributable to New Oriental - basic	0.20	0.18	7.9%
Net income per ADS attributable to New Oriental - diluted	0.19	0.18	9.6%
Non-GAAP net income per ADS attributable to New Oriental - basic (2)(3)(4)	0.22	0.30	-28.0%
Non-GAAP net income per ADS attributable to New Oriental - diluted (2)(3)(4)	0.22	0.29	-26.4%

(in thousands US$, except per ADS(1) data)	1H FY2025	1H FY2024	% of change
Net revenues	2,474,052	1,969,621	25.6%
Operating income	312,405	226,466	37.9%
Non-GAAP operating income (2)(3)	327,583	295,657	10.8%
Net income attributable to New Oriental	277,361	195,452	41.9%
Non-GAAP net income attributable to New Oriental (2)(3)	300,273	239,476	25.4%
Net income per ADS attributable to New Oriental - basic	1.69	1.18	43.1%
Net income per ADS attributable to New Oriental - diluted	1.68	1.17	44.3%
Non-GAAP net income per ADS attributable to New Oriental - basic (2)(3)(4)	1.83	1.45	26.5%
Non-GAAP net income per ADS attributable to New Oriental - diluted (2)(3)(4)	1.82	1.42	28.0%

(1)	Each ADS represents ten common shares.The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.

(3)

New Oriental provides net income attributable to New Oriental, operating income and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses and gain (loss) from fair value change of investments to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

(4)

The Non-GAAP net income per ADS attributable to New Oriental is computed using Non-GAAP net income attributable to New Oriental and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the Second Fiscal Quarter Ended November 30, 2024

Michael Yu, New Oriental’s Executive Chairman, commented, “We are encouraged by the sustained healthy top line growth of 19.4% in the second fiscal quarter of this year. Total net revenues, excluding revenues generated from East Buy private label products and livestreaming business, increased by 31.3% year over year. Our overseas test preparation and overseas study consulting business increased by approximately 21.1% and 31.0% year over year, respectively. In addition, the domestic test preparation business targeting adults and university students recorded a growth of approximately 34.9% year over year. Furthermore, our new educational business initiatives have maintained strong momentum this fiscal quarter, with revenue growth of 42.6% year over year. Among these initiatives, our non-academic tutoring courses were offered in around 60 cities, attracting approximately 994,000 student enrollments in this fiscal quarter. Simultaneously, our intelligent learning system and devices were adopted in around 60 cities, with approximately 261,000 active paid users in this fiscal quarter. With our strong educational resources, we will continue to execute our long-term strategy of balancing healthy and sustainable growth while improving profitability, supported by our improving service quality and operating efficiency.”

Chenggang Zhou, New Oriental’s Chief Executive Officer, added, “In this fiscal quarter, we closely monitored our capacity expansion to align with revenue growth and operating efficiency. At the same time, we continued to devote efforts to revamp our online-merge-offline teaching system and apply new technologies to enhance user experience and support the growth of our educational offerings. Furthermore, for the first six months of fiscal year 2025, East Buy expanded its private label offerings to 600 SKUs, including healthcare and pet foods. Its private label products contributed approximately 37% of total GMV. To reach a wider customer base, East Buy leveraged a multi-platform approach with online shops and livestreaming, and it is also exploring offline channels through vending machines in EDU learning centers.”

Stephen Zhihui Yang, New Oriental’s Executive President and Chief Financial Officer, commented, “Despite the second quarter traditionally being the slowest of the year, we managed to generate a Non-GAAP operating profit of US$27.6 million for the quarter and delivered a slight year over year improvement in operating margin for our core educational business this fiscal quarter. To better reflect New Oriental’s core educational businesses, the following operating margin numbers in this fiscal quarter exclude the financial results of East Buy’s private label products and livestreaming business. Our GAAP operating margin for the quarter, excluding operating margin generated from East Buy private label products and livestreaming business, was 2.8%, representing an improvement of 100 basis points year over year. Our Non-GAAP operating margin, excluding operating margin generated from East Buy private label products and livestreaming business for the quarter, was 3.2%, representing an improvement of 12 basis points year over year. We recorded a positive operating cash flow of US$313.3 million this quarter and by the end of this fiscal quarter, our cash and cash equivalents, term deposits and short-term investments totaled approximately US$4.8 billion. In the second half of this fiscal year, we will continue focusing on enhancing utilization of facilities and improving operational efficiency. We are confident in our ability to create sustainable value for our customers and shareholders in the long term.”

Recent Development

On August 19, 2024, New Oriental announced its board of directors approved a special cash dividend of US$0.06 per common share, or US$0.6 per ADS, to holders of common shares and ADSs of record as of the close of business on September 9, 2024, Beijing/Hong Kong Time and New York Time, respectively. The payment date was on or around September 23, 2024, for holders of common shares and September 26, 2024, for holders of ADSs. The total cash dividend distributed was approximately US$100 million.

Share Repurchase

The Company’s board of directors approved a Share Repurchase Program in July 2022, under which the Company is authorized to repurchase up to US$400 million of the Company’s ADSs or common shares through the next twelve months. The Company’s board of directors further approved extending the effective time of the Share Repurchase Program to May 31, 2025, and increasing the aggregate value of shares that the Company is authorized to repurchase from US$400 million to US$700 million. As of January 20, 2025, the Company had repurchased an aggregate of approximately 11.2 million ADSs for approximately US$542.8 million from the open market under this Share Repurchase Program.

Financial Results for the Second Fiscal Quarter Ended November 30, 2024

Net Revenues

For the second fiscal quarter of 2025, New Oriental reported net revenues of US$1,038.6 million, representing a 19.4% increase year over year. Net revenues, excluding revenues generated from East Buy private label products and livestreaming business, were US$894.2 million, representing a 31.3% increase year over year. The growth was mainly driven by the increase in the net revenues from our educational new business initiatives.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$1,019.4 million, representing a 20.2% increase year over year. Non-GAAP operating costs and expenses for the quarter, which exclude share-based compensation expenses, were US$1,011.1 million, representing a 23.5% increase year over year. The increase was primarily due to the cost and expenses related to the accelerated capacity expansion for educational businesses and newly integrated tourism-related business.

•	Cost of revenues for the quarter increased by 17.9% year over year to US$498.3 million.

•	Selling and marketing expenses for the quarter increased by 26.6% year over year to US$196.1 million.

•

General and administrative expenses for the quarter increased by 20.0% year over year to US$324.9 million. Non-GAAP general and administrative expenses for the quarter, which exclude share-based compensation expenses, were US$319.4 million, representing a 24.7% increase year over year.

Total share-based compensation expenses for the quarter, which were allocated to related operating costs and expenses, decreased by 71.8% to US$8.3 million in the second fiscal quarter of 2025.

Operating Income and Operating Margin

Operating income for the quarter was US$19.3 million, representing a 9.8% decrease year over year. Non-GAAP income from operations for the quarter was US$27.6 million, representing a 45.8% decrease year over year.

Operating margin for the quarter was 1.9%, compared to 2.5% in the same period of the prior fiscal year. Non-GAAP operating margin for the quarter, which excludes share-based compensation expenses, for the quarter was 2.7%, compared to 5.9% in the same period of the prior fiscal year.

Net Income and Net Income per ADS

Net income attributable to New Oriental for the quarter was US$31.9 million, representing a 6.2% increase year over year. Basic and diluted net income per ADS attributable to New Oriental were US$0.20 and US$0.19, respectively.

Non-GAAP Net Income and Non-GAAP Net Income per ADS

Non-GAAP net income attributable to New Oriental for the quarter was US$35.5 million, representing a 29.1% decrease year over year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental were US$0.22 and US$0.22, respectively.

Cash Flow

Net operating cash inflow for the second fiscal quarter of 2025 was approximately US$313.3 million and capital expenditures for the quarter were US$60.6 million.

Balance Sheet

As of November 30, 2024, New Oriental had cash and cash equivalents of US$1,418.2 million. In addition, the Company had US$1,443.2 million in term deposits and US$1,951.4 million in short-term investment.

New Oriental’s deferred revenue, which represents cash collected upfront from customers and related revenue that will be recognized as the services or goods are delivered, at the end of the second quarter of fiscal year 2025 was US$1,960.6 million, an increase of 19.2% as compared to US$1,645.0 million at the end of the second quarter of fiscal year 2024.

Financial Results for the Six Months Ended November 30, 2024

For the first six months of fiscal year 2025, New Oriental reported net revenues of US$2,474.1 million, representing a 25.6% increase year over year.

Operating income for the first six months of fiscal year 2025 was US$312.4 million, representing a 37.9% increase year over year. Non-GAAP operating income for the first six months of fiscal year 2025 was US$327.6 million, representing a 10.8% increase year over year.

Operating margin for the first six months of fiscal year 2025 was 12.6%, compared to 11.5% for the same period of the prior fiscal year. Non-GAAP operating margin for the first six months of fiscal year 2025, which excludes share-based compensation expenses, was 13.2%, compared to 15.0% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the first six months of fiscal year 2025 was US$277.4 million, representing a 41.9% increase year over year. Basic and diluted net income per ADS attributable to New Oriental for the first six months of fiscal year 2025 amounted to US$1.69 and US$1.68, respectively.

Non-GAAP net income attributable to New Oriental for the first six months of fiscal year 2025 was US$300.3 million, representing a 25.4% increase year over year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the first six months of fiscal year 2025 amounted to US$1.83 and US$1.82, respectively.

East Buy’s Financial Highlights for the Six Months Ended November 30, 2024

New Oriental’s subsidiary, East Buy Holding Limited (“East Buy”), a well-known private label products and livestreaming e-commerce platform in China listed on the Hong Kong Stock Exchange, announced its financial results under International Financial Reporting Standards (“IFRSs”) for the first six months of fiscal year 2025. East Buy’s financial information in this section is presented in accordance with IFRSs.

For the first six months ended November 30, 2024, East Buy recorded the total revenue from continuing operations of RMB2.2 billion (US$304.9 million), a 9.3% decrease from the revenue from continuing operations of RMB2.4 billion in the same period of the prior fiscal year, and recorded a net loss from continuing operations of RMB96.5 million (US$13.5 million), compared to a net profit from continuing operations of RMB160.7 million in the same period of the prior fiscal year. As there was the disposal of Time with Yuhui during the reporting period, if we excluded the financial impact from the disposal of Time with Yuhui, which are about the one-off expense incurred and profit generated by Time with Yuhui, the net profit from continuing operations was RMB32.7 million for the six months ended November 30, 2024. East Buy’s gross profit from continuing operations was RMB735.1 million (US$102.5 million) and gross profit from continuing operations margin was 33.6% for the six months ended November 30, 2024.

The translations of RMB amounts into U.S. dollars in this section are presented solely for the convenience of the readers. The conversion of RMB into U.S. dollars is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of November 30, 2024, which was RMB7.1706 to US$1.00. The percentages stated in this section are calculated based on the RMB amounts.

Outlook for the Third Quarter of the Fiscal Year 2025

New Oriental expects total net revenues, excluding revenues generated from East Buy private label products and livestreaming business, in the third quarter of the fiscal year 2025 (December 1, 2024 to February 28, 2025) to be in the range of US$1,007.3 million to US$1,032.5 million, representing year over year increase in the range of 18% to 21%. The projected increase of revenue in our functional currency Renminbi is expected to be in the range of 20% to 23% for the third quarter of the fiscal year 2025.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on January 21, 2025, U.S. Eastern Time (9 PM on January 21, 2025, Beijing/Hong Kong Time).

Please register in advance of the conference, using the link provided below. Upon registering, you will be provided with participant dial-in numbers, and unique personal PIN.

Conference call registration link: https://register.vevent.com/register/BI41baa2efc73b4357814a196a50b55d82. It will automatically direct you to the registration page of “New Oriental FY2025 Q2 Earnings Conference Call” where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial in number(s) and personal PIN) provided in the confirmation email received at the point of registering.

Joining the conference call via a live webcast:

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

Listening to the conference call replay:

A replay of the conference call may be accessed via the webcast on-demand by registering at https://edge.media-server.com/mmc/p/47p7vdrz first. The replay will be available until January 21, 2026.

About New Oriental

New Oriental is a provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings mainly consist of educational services and test preparation courses, private label products and livestreaming e-commerce, and overseas study consulting services. New Oriental is listed on NYSE (NYSE: EDU) and SEHK (9901.SEHK), respectively. New Oriental’s ADSs, each of which represents ten common shares, are listed and traded on the NYSE. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of fiscal year 2025, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to effectively and efficiently manage changes of our existing business and new business; our ability to execute our business strategies; uncertainties in relation to the interpretation and implementation of or proposed changes to, the PRC laws, regulations and policies regarding the private education industry; our ability to attract students without a significant increase in course fees; our ability to maintain and enhance our “New Oriental” brand; our ability to maintain consistent teaching quality throughout our school network, or service quality throughout our brand; our ability to achieve the benefits we expect from recent and future acquisitions; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector and livestreaming e-commerce business in China; the continuing efforts of our senior management team and other key personnel, health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses and gain (loss) from fair value change of investments, operating income excluding share-based compensation expenses, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses and gain (loss) from fair value change of investments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and gain (loss) from fair value change of investments that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge and gain (loss) from fair value change of investments that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

Ms. Rita Fong	Ms. Sisi Zhao
FTI Consulting	New Oriental Education & Technology Group Inc.
Tel: +852 3768 4548	Tel: +86-10-6260-5568
Email: rita.fong@fticonsulting.com	Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of November 30	As of May 31
	2024	2024
	(Unaudited)	(Audited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	1,418,215	1,389,359
Restricted cash, current	169,596	177,411
Term deposits, current	1,343,067	1,320,167
Short-term investments	1,951,356	2,065,579
Accounts receivable, net	35,591	29,689
Inventory, net	92,659	92,806
Prepaid expenses and other current assets, net	355,696	309,464
Amounts due from related parties, current	5,495	4,403

Total current assets	5,371,675	5,388,878

Restricted cash, non-current	23,262	22,334
Term deposits, non-current	100,148	169,203
Property and equipment, net	715,593	507,981
Land use rights, net	4,400	4,450
Amounts due from related parties, non-current	13,564	7,273
Long-term deposits	43,751	38,161
Intangible assets, net	15,787	18,672
Goodwill, net	103,943	103,958
Long-term investments, net	400,971	355,812
Deferred tax assets, net	71,520	72,727
Right-of-use assets	710,175	653,905
Other non-current assets	59,699	188,319

Total assets	7,634,488	7,531,673

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	92,146	105,681
Accrued expenses and other current liabilities	686,538	774,805
Income taxes payable	175,594	139,822
Amounts due to related parties	562	551
Deferred revenue	1,960,630	1,780,063
Operating lease liability, current	218,601	199,933

Total current liabilities	3,134,071	3,000,855

Deferred tax liabilities	14,554	19,407
Unsecured senior notes	14,403	14,403
Operating lease liabilities, non-current	489,829	447,994

Total long-term liabilities	518,786	481,804

Total liabilities	3,652,857	3,482,659

Equity
New Oriental Education & Technology Group Inc. shareholders’ equity	3,699,826	3,775,934
Non-controlling interests	281,805	273,080

Total equity	3,981,631	4,049,014

Total liabilities and equity	7,634,488	7,531,673

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended November 30
	2024	2023
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	1,038,636	869,600

Operating cost and expenses (note 1)
Cost of revenues	498,312	422,558
Selling and marketing	196,121	154,965
General and administrative	324,948	270,735

Total operating cost and expenses	1,019,381	848,258

Operating income	19,255	21,342

Gain/(Loss) from fair value change of investments	2,505	(180)
Other income, net	31,008	37,002
Provision for income taxes	(14,629)	(8,926)
Loss from equity method investments	(6,292)	(14,506)

Net income	31,847	34,732

Add: Net loss/(income) attributable to non-controlling interests	84	(4,666)

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	31,931	30,066

Net income per share attributable to New Oriental-Basic (note 2)	0.02	0.02
Net income per share attributable to New Oriental-Diluted (note 2)	0.02	0.02
Net income per ADS attributable to New Oriental-Basic (note 2)	0.20	0.18
Net income per ADS attributable to New Oriental-Diluted (note 2)	0.19	0.18

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATIONS OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended November 30
	2024	2023
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	324,948	270,735
Less: Share-based compensation expenses in general and administrative expenses	5,527	14,649

Non-GAAP general and administrative expenses	319,421	256,086

Total operating cost and expenses	1,019,381	848,258
Less: Share-based compensation expenses	8,325	29,560

Non-GAAP operating cost and expenses	1,011,056	818,698

Operating income	19,255	21,342
Add: Share-based compensation expenses	8,325	29,560

Non-GAAP operating income	27,580	50,902

Operating margin	1.9%	2.5%
Non-GAAP operating margin	2.7%	5.9%
Net income attributable to New Oriental	31,931	30,066
Add: Share-based compensation expenses	6,115	19,912
Less: Gain/(Loss) from fair value change of investments	2,505	(180)

Non-GAAP net income attributable to New Oriental	35,541	50,158

Net income per ADS attributable to New Oriental- Basic (note 2)	0.20	0.18
Net income per ADS attributable to New Oriental- Diluted (note 2)	0.19	0.18
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	0.22	0.30
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	0.22	0.29
Weighted average shares used in calculating basic net income per ADS (note 2)	1,629,316,430	1,655,069,348
Weighted average shares used in calculating diluted net income per ADS (note 2)	1,638,260,510	1,669,692,046
Non-GAAP net income per share - basic	0.02	0.03
Non-GAAP net income per share - diluted	0.02	0.03

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating cost and expenses as follows:

	For the Three Months Ended November 30
	2024	2023
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	710	6,600
Selling and marketing	2,088	8,311
General and administrative	5,527	14,649

Total	8,325	29,560

Note 2: Each ADS represents ten common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Three Months Ended November 30
	2024	2023
	(Unaudited)	(Unaudited)
	USD	USD
Net cash provided by operating activities	313,297	300,586
Net cash provided by/(used in) investing activities	210,129	(93,031)
Net cash used in financing activities	(238,419)	(4,725)
Effect of exchange rate changes	(25,085)	27,195

Net change in cash, cash equivalents and restricted cash	259,922	230,025

Cash, cash equivalents and restricted cash at beginning of period	1,351,151	1,890,721
Cash, cash equivalents and restricted cash at end of period	1,611,073	2,120,746

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Six Months Ended November 30
	2024	2023
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	2,474,052	1,969,621

Operating cost and expenses (note 1):
Cost of revenues	1,081,833	863,776
Selling and marketing	389,813	291,086
General and administrative	690,001	588,293

Total operating cost and expenses	2,161,647	1,743,155

Operating income	312,405	226,466

(Loss)/Gain from fair value change of investments	(9,408)	7,068
Other income, net	70,095	71,730
Provision for income taxes	(92,180)	(71,456)
Loss from equity method investments	(6,082)	(23,002)

Net income	274,830	210,806

Add: Net loss/(income) attributable to non-controlling interests	2,531	(15,354)

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	277,361	195,452

Net income per share attributable to New Oriental-Basic (note 2)	0.17	0.12
Net income per share attributable to New Oriental-Diluted (note 2)	0.17	0.12
Net income per ADS attributable to New Oriental-Basic (note 2)	1.69	1.18
Net income per ADS attributable to New Oriental-Diluted (note 2)	1.68	1.17

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Six Months Ended November 30
	2024	2023
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	690,001	588,293
Less: Share-based compensation expenses in general and administrative expenses	16,125	41,881

Non-GAAP general and administrative expenses	673,876	546,412

Total operating cost and expenses	2,161,647	1,743,155
Less: Share-based compensation expenses	15,178	69,191

Non-GAAP operating cost and expenses	2,146,469	1,673,964

Operating income	312,405	226,466
Add: Share-based compensation expenses	15,178	69,191

Non-GAAP operating income	327,583	295,657

Operating margin	12.6%	11.5%
Non-GAAP operating margin	13.2%	15.0%
Net income attributable to New Oriental	277,361	195,452
Add: Share-based compensation expenses	13,504	51,092
Less: (Loss)/Gain from fair value change of investments	(9,408)	7,068

Non-GAAP net income attributable to New Oriental	300,273	239,476

Net income per ADS attributable to New Oriental- Basic (note 2)	1.69	1.18
Net income per ADS attributable to New Oriental- Diluted (note 2)	1.68	1.17
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	1.83	1.45
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	1.82	1.42
Weighted average shares used in calculating basic net income per ADS (note 2)	1,639,044,478	1,653,126,055
Weighted average shares used in calculating diluted net income per ADS (note 2)	1,648,700,192	1,667,494,807
Non-GAAP net income per share - basic	0.18	0.14
Non-GAAP net income per share - diluted	0.18	0.14

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Six Months Ended November 30
	2024	2023
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	(2,436)	11,572
Selling and marketing	1,489	15,738
General and administrative	16,125	41,881

Total	15,178	69,191

Note 2: Each ADS represents ten common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Six Months Ended November 30
	2024	2023
	(Unaudited)	(Unaudited)
	USD	USD
Net cash provided by operating activities	496,507	636,372
Net cash used in investing activities	(85,027)	(301,197)
Net cash used in financing activities	(391,913)	(17,716)
Effect of exchange rate changes	2,402	(2,140)

Net change in cash, cash equivalents and restricted cash	21,969	315,319

Cash, cash equivalents and restricted cash at beginning of period	1,589,104	1,805,427
Cash, cash equivalents and restricted cash at end of period	1,611,073	2,120,746

Reconciliation between US GAAP and International Financial Reporting Standards

Deloitte Touche Tohmatsu was engaged by the company to conduct limited assurance engagement in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” (“HKSAE 3000 (Revised)”) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”) on the reconciliation of the condensed consolidated statement of operations for the six months ended November 30, 2024 and the condensed consolidated balance sheet as of November 30, 2024 of the company and its subsidiaries (collectively referred to as the “Group”) between the accounting policies adopted by the Group of the relevant period in accordance with the accounting principles generally accepted in the United States of America (the “US GAAP”) and the International Financial Reporting Standards (the “IFRSs”) issued by the International Accounting Standards Board (together, the “Reconciliation”).

The limited assurance engagement undertaken in accordance with HKSAE 3000 (Revised) involves performing procedures to obtain sufficient appropriate evidence about whether:

•	the related adjustments and reclassifications give appropriate effect to those criteria; and

•	the Reconciliation reflects the proper application of the adjustments and reclassifications to the differences between the Group’s accounting policies in accordance with the US GAAP and the IFRSs.

The procedures performed by Deloitte Touche Tohmatsu were based on their professional judgment, having regard to their understanding of the management’s process on preparing the Reconciliation, nature, business performance and financial position of the Group. Given the circumstances of the engagement, the procedures performed included:

(i)

Comparing the “Amounts as reported under US GAAP” as of and for the six months ended November 30, 2024 in the Reconciliation as set out in the Appendix with the financial results as of and for the six months ended November 30, 2024 prepared in accordance with the US GAAP;

(ii)

Evaluating the assessment made by the board of directors in identifying the differences between the accounting policies in accordance with the US GAAP and the IFRSs, and the evidence supporting the adjustments and reclassifications made in the Reconciliation in arriving at the “Amounts as reported under IFRSs” in the Reconciliation as set out in the Appendix; and

(iii)	Checking the arithmetic accuracy of the computation of the Reconciliation as set out in the Appendix.

The procedures performed by Deloitte Touche Tohmatsu in this limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed. Accordingly, Deloitte Touche Tohmatsu do not express a reasonable assurance opinion.

Based on the procedures performed and evidence obtained, Deloitte Touche Tohmatsu have concluded that nothing has come to their attention that causes them to believe that:

(i)

The “Amounts as reported under US GAAP” as of and for the six months ended November 30, 2024 in the Reconciliation as set out in the Appendix is not in agreement with the financial results as of and for the six months ended November 30, 2024 prepared in accordance with the US GAAP;

(ii)

The adjustments and reclassifications made in the Reconciliation in arriving at the “Amounts as reported under IFRSs” in the Reconciliation as set out in the Appendix, do not reflect, in all material respects, the different accounting treatments according to the Group’s accounting policies in accordance with the US GAAP and the IFRSs of the relevant period; and

(iii)	The computation of the Reconciliation as set out in the Appendix is not arithmetically accurate.

Appendix

The consolidated financial statements are prepared in accordance with US GAAP, which differ in certain respects from IFRSs. The effects of material differences between the consolidated financial statements of the Group prepared under US GAAP and IFRSs are as follows:

	For the six months ended November 30, 2023
	IFRSs adjustments
	Amounts as	Investments measured at fair value	Share-based compensation	Lease accounting	Amounts as
	reported under				reported under
	US GAAP				IFRSs
		Note i	Note ii	Note iii
	(US$ in thousand)
Cost of revenues	(863,776)	—	2,176	1,189	(860,411)
Selling and marketing	(291,086)	—	2,356	130	(288,600)
General and administrative	(588,293)	—	(618)	290	(588,621)

Operating income	226,466	—	3,914	1,609	231,989

Interest expense	(144)	—	—	(9,786)	(9,930)
Gain/(Loss) from fair value change of investments	7,068	11,098	—	—	18,166

Income before income taxes and loss from equity method investments	305,264	11,098	3,914	(8,177)	312,099

Provision for income taxes	(71,456)	(2,775)	—	—	(74,231)

Net income	210,806	8,323	3,914	(8,177)	214,866

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	195,452	8,323	3,914	(8,177)	199,512

	For the six months ended November 30, 2024
	IFRSs adjustments
	Amounts as	Investments measured at fair value	Share-based compensation	Lease accounting	Amounts as
	reported under				reported under
	US GAAP				IFRSs
		Note i	Note ii	Note iii
	(US$ in thousand)
Cost of revenues	(1,081,833)	—	(3,568)	8,729	(1,076,672)
Selling and marketing	(389,813)	—	(1,930)	971	(390,772)
General and administrative	(690,001)	—	(3,921)	2,425	(691,497)

Operating income	312,405	—	(9,419)	12,125	315,111

Interest expense	(182)	—	—	(15,493)	(15,675)
Gain/(Loss) from fair value change of investments	(9,408)	(6,106)	—	—	(15,514)

Income before income taxes and loss from equity method investments	373,092	(6,106)	(9,419)	(3,368)	354,199

Provision for income taxes	(92,180)	1,527	—	—	(90,653)

Net income	274,830	(4,579)	(9,419)	(3,368)	257,464

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	277,361	(4,579)	(9,419)	(3,368)	259,995

	As of May 31, 2024 IFRSs adjustments
	Amounts as reported under US GAAP	Investments measured at fair value	Share-based compensation	Lease accounting	Amounts as reported under IFRSs
		Note i	Note ii	Note iii
	(US$ in thousand)
ASSETS
Long-term investments, net	355,812	(184,463)	—	—	171,349
Financial assets at fair value through profit or loss	—	187,098	—	—	187,098
Right-of-use assets	653,905	—	—	(16,805)	637,100

Total assets	7,531,673	2,635	—	(16,805)	7,517,503

LIABILITIES
Deferred tax liabilities	19,407	614	—	—	20,021

Total liabilities	3,482,659	614	—	—	3,483,273

Total New Oriental Education & Technology Group Inc. shareholders’ equity	3,775,934	2,021	—	(16,805)	3,761,150
Total equity	4,049,014	2,021	—	(16,805)	4,034,230

Total liabilities and equity	7,531,673	2,635	—	(16,805)	7,517,503

	As of November 30, 2024 IFRSs adjustments
	Amounts as reported under US GAAP	Investments measured at fair value	Share-based compensation	Lease accounting	Amounts as reported under IFRSs
		Note i	Note ii	Note iii
	(US$ in thousand)
ASSETS
Long-term investments, net	400,971	(224,498)	—	—	176,473
Financial assets at fair value through profit or loss	—	226,690	—	—	226,690
Right-of-use assets	710,175	—	—	(20,173)	690,002

Total assets	7,634,488	2,192	—	(20,173)	7,616,507

LIABILITIES
Deferred tax liabilities	14,554	503	—	—	15,057

Total liabilities	3,652,857	503	—	—	3,653,360

Total New Oriental Education & Technology Group Inc. shareholders’ equity	3,699,826	1,689	—	(20,173)	3,681,342
Total equity	3,981,631	1,689	—	(20,173)	3,963,147

Total liabilities and equity	7,634,488	2,192	—	(20,173)	7,616,507

Notes

(i)	Investments measured at fair value

Under US GAAP, the Group elects measurement alternative to the fair value measurement for the equity securities without readily determinable fair values, under which these investments are measured at cost, less impairment, plus or minus observable price changes of an identical or similar investment of the same issuer with the fair value change recorded in the consolidated statements of operations.

For investments in investee’s shares which are determined to be debt securities, the Group accounts for them as available-for-sale investments when they are not classified as either trading or held-to-maturity investments. Available-for-sale investments are reported at fair value, with unrealized gains and losses, net of taxes recorded in accumulated other comprehensive income or loss. Realized gains or losses on the sales of these securities are recognized in the consolidated statements of operations.

Under IFRSs, the aforementioned investments are classified as financial assets at fair value through profit or loss and measured at fair value. Fair value changes of these long-term investments are recognized in profit or loss.

(ii)	Share-based compensation

Under US GAAP, the Group recognized as compensation expenses net of forfeitures as they occur using graded vesting method over the requisite service period.

Under IFRSs, the compensation expenses are recognized net of estimated forfeitures using graded vesting method over the requisite service period.

(iii)	Lease accounting

Under US GAAP, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in profit or loss.

Under IFRSs, the amortization of the right-of-use asset is on a straight-line basis while the interest expense related to the lease liabilities are measured at amortized cost.